K&L GATES LLP 1 PARK PLAZA TWELFTH FLOOR IRVINE, CA 92614 T +1 949 253 0900 F +1 949 253 0902 klgates.com

June 13, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:                    Jeffrey P. Riedler, Assistant Director

Re:                             Amphastar Pharmaceuticals, Inc.

Registration Statement on Form S-1; Amendment No. 2

Submitted May 20, 2014

File No. 333-196097

Ladies and Gentlemen,

On behalf of Amphastar Pharmaceuticals, Inc., we are concurrently filing with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR the above-referenced Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement was originally filed with the Commission on May 20, 2014, and was amended by Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on June 5, 2014.

We have also enclosed with the copy of this letter that is being transmitted via courier three copies of Amendment No. 2 in paper format, marked to show changes from Amendment No. 1.

If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 623-3574 or email me at david.allen@klgates.com.

Sincerely,

/s/ David B. Allen
K&L Gates LLP

David B. Allen

cc:                                Jason Shandell, Amphastar Pharmaceuticals, Inc.

Michael Hedge, K&L Gates LLP

Donna M. Petkanics, Wilson Sonsini Goodrich & Rosati, P.C.